FILE NO. 82-4750

Q.P. CORPORATION

BRIEF NOTE OF THE ACCOUNT

(CONSOLIDATION)

FOR THE INTERIM PERIOD ENDED MAY 31, 2005

dlw 9/12

(Translation)

July 11, 2005

BRIEF NOTE OF THE ACCOUNT (CONSOLIDATION) FOR THE INTERIM PERIOD ENDED MAY 31, 2005

Listed corporate name:	KEWPIE KABUSHIKI-KAISHA
English corporate name:	Q.P. Corporation
Security code number:	2809
URL:	http://www.kewpie.co.jp/english/
Listed exchange:	Tokyo Stock Exchange
Location of head office:	4-13, Shibuya 1-chome, Shibuya-ku, Tokyo
Name and title of representative:	Yutaka Suzuki President and Representative Director
Contact for inquiries:	Katsuhiko Sasaki Director and General Manager of Administration Division Tel. +81-3-3486-3331
Board of directors held for the interim closing:	July 11, 2005
Parent company and other affiliated company name / Voting rights percentage:	Nakashimato Co.,Ltd. / 20.5%
Application of U S GAAP:	Non applied

1. Business results for the interim period ended May 31, 2005 (From December 1, 2004 to May 31, 2005):

(1) Operating results

	Interim period ended May 31, 2005	Interim period ended May 31, 2004	Year ended November 30, 2004
Net sales	¥225,300 million (9.5%)	¥205,789 million (-5.6%)	¥423,727 million
Operating income	¥5,757 million (-30.9%)	¥8,330 million (-13.6%)	¥15,662 million
Ordinary income	¥5,625 million (-31.4%)	¥8,209 million (-12.8%)	¥15,507 million
Net income	¥2,227 million (-35.9%)	¥3,478 million (-7.3%)	¥7,006 million
Net income per share - primary	¥14.56	¥22.71	¥45.18
Net income per share-diluted	¥13.54	¥20.93	¥41.63
(Notes)			
(a) Equity income	¥119 million	¥140 million	¥268 million
(b) Weighted average number of shares	152,976,205 shares	153,156,733 shares	153,154,908 shares
(c) Changes in accounting principles in the current interim period		None	

(d) The percentage (%) of Net sales, Operating income, Ordinary income and Net income is year to year percentage change.

(2) Financial conditions

	Interim period ended May 31, 2005	Interim period ended May 31, 2004	Year ended November 30, 2004
Total assets	¥265,125 million	¥260,734 million	¥262,122 million
Shareholders' equity	¥128,008 million	¥123,885 million	¥126,768 million
Equity ratio	48.3%	47.5%	48.4%
Shareholders' equity per share	¥836.99	¥808.89	¥827.17
(Note) Number of outstanding shares	152,940,430 shares	153,155,675 shares	153,150,739 shares

(3) Cash flows

	Interim period ended May 31, 2005	Interim period ended May 31, 2004	Year ended November 30, 2004
Net cash provided by operating activities	¥1,012 million	¥7,383 million	¥17,377 million
Net cash used in investing activities	¥-6,764 million	¥-4,965 million	¥-12,806 million
Net cash used in financing activities	¥-1,116 million	¥-6,196 million	¥-8,109 million
Cash and cash equivalents at end of the interim period or year	¥ 9,560 million	¥16,130 million	¥16,451 million

(4) Scope of consolidated companies and companies accounted for by the equity method

Number of consolidated subsidiaries	43
Number of non-consolidated subsidiaries accounted for by the equity method	0
Number of affiliated companies accounted for by the equity method	5

(5) Change in scope of consolidated companies and companies accounted for by the equity method

Number of newly consolidated companies	0
Number of companies excluded from consolidation	1
Number of companies newly accounted for by the equity method	1
Number of companies excluded from the application of the equity method	0

2. Estimate of operating results for the fiscal year ending November 30, 2005 (From December 1, 2004 to November 30, 2005):

	Year ending November 30, 2005
Net sales	¥455,000 million
Ordinary income	¥12,950 million
Net income	¥5,670 million
(Reference) Estimate of yearly net income per share	¥37.07

Figures of amounts are described by discarding fractions less than one million yen.
The above estimate information is reported based on available information and uncertain factors which may have an effect on the future operating results.
As a result, the estimate of operating results may differ significantly from the actual operating results due to uncertain various factors.

Cash flow index

	May 31,2003	May 31,2004	May 31,2005	November 30,2003	November 30,2004
Equity ratio (%)	43.4	47.5	48.3	44.7	48.4
Equity ratio based on market price (%)	55.8	53.1	54.5	49.4	52.7
Debt service coverage (years)	10.4	6.0	42.4	2.7	2.5
Interest coverage ratio (times)	12.5	22.6	6.0	23.7	27.9

(Notes)

1. Each index is calculated based on consolidated financial figures.
2. Equity ratio = Shareholders' equity / Total assets

   Equity ratio based on market price = Market value of total stock / Total assets ※1

   Debt service coverage = Interest-bearing debt / Operating cash flow ※2, ※3

   Interest coverage ratio = Operating cash flow / Interest paid ※3

※1. Market value of total stock is calculated by multiplying the final market price by the number of outstanding shares at the end of (interim period) fiscal year (excluding treasury stock).

※2. Interest-bearing debt includes all debts whose interest is paid in the (interim)consolidated balance sheet.

※3. 'Operating cash flow' and 'Interest Paid' are the figure of Net cash provided by operating activities and Interest paid reported in the (interim)consolidated statements of cash flows, respectively.

Q.P. CORPORATION

Consolidated Balance Sheets

(Millions of yen)

ASSETS	May 31, 2005	May 31, 2004	November 30, 2004
CURRENT ASSETS:			
Cash and deposits	9,650	16,645	17,097
Notes and accounts receivable	71,133	69,712	65,665
Securities	27	42	27
Inventories	18,218	16,068	16,247
Deferred tax assets	2,054	2,086	1,967
Other	3,397	3,162	3,804
Allowance for doubtful accounts	(613)	(601)	(614)
Total current assets	103,868	107,115	104,195
FIXED ASSETS:			
Tangible fixed assets			
Buildings and structures	108,104	107,796	106,980
Machinery, equipment and transportation equipment	111,543	108,649	110,495
Land	38,749	39,019	38,750
Construction in progress	2,423	2,739	2,266
Other	7,837	7,672	7,794
Accumulated depreciation	(151,437)	(145,332)	(147,905)
Total tangible fixed assets	117,221	120,544	118,381
Intangible fixed assets			
Consolidation adjustment accounts	79	111	95
Other	2,776	2,841	2,959
Total intangible fixed assets	2,856	2,952	3,054
Investments and other assets			
Investment in securities	21,611	19,619	20,273
Deferred tax assets	1,331	1,600	1,338
Other	18,028	9,125	14,535
Allowance for doubtful accounts	(306)	(223)	(246)
Total investments and other assets	40,665	30,121	35,901
Total fixed assets	160,742	153,618	157,337
DEFERRED ASSETS:			
Business commence costs	514	-	587
Bond discounts	0	0	0
Total deferred assets	514	0	588
Total assets	265,125	260,734	262,122

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	May 31, 2005	May 31, 2004	November 30, 2004
CURRENT LIABILITIES:			
Notes and accounts payable	40,106	39,170	37,395
Short-term loans payable	13,072	14,731	11,380
Current portion of bonds	200	300	200
Current portion of convertible bonds	18,629	-	18,629
Accounts payable-other	18,744	21,186	20,471
Accrued income taxes	2,686	3,653	2,598
Reserve for sales rebates	1,253	2,088	968
Reserve for bonuses	2,304	2,413	1,637
Deferred tax liabilities	3	3	-
Other	4,518	3,923	5,747
Total current liabilities	101,518	87,471	99,028
LONG-TERM LIABILITIES:			
Bonds	-	200	-
Convertible bonds	-	18,629	-
Long-term loans payable	11,076	10,766	12,577
Deferred tax liabilities	2,224	562	1,723
Reserve for retirement benefits	2,785	2,147	2,423
Reserve for directors' and corporate auditors' retirement pay	1,021	1,465	1,609
Other	1,505	1,380	1,450
Total long-term liabilities	18,614	35,151	19,784
Total liabilities	120,133	122,622	118,812
MINORITY INTERESTS	16,983	14,226	16,541
SHAREHOLDERS' EQUITY:			
Capital stock	24,104	24,104	24,104
Capital surplus	29,418	29,418	29,418
Earned surplus	77,053	73,377	75,985
Unrealized valuation gain on other securities – net	2,414	1,953	1,830
Cumulative foreign currency translation adjustments	(2,485)	(2,664)	(2,263)
Treasury stock	(2,496)	(2,303)	(2,308)
Total shareholders' equity	128,008	123,885	126,768
Total liabilities, minority interests and shareholders' equity	265,125	260,734	262,122

Q.P. CORPORATION

Consolidated Statements of Income

(Millions of yen)

	Interim period ended May 31, 2005	Interim period ended May 31, 2004	Year ended November 30, 2004
NET SALES	225,300	205,789	423,727
COST OF SALES	172,846	151,385	315,628
Gross profit	52,453	54,404	108,099
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	46,696	46,073	92,437
Operating income	5,757	8,330	15,662
NON-OPERATING INCOME:			
Interest income and dividend receivable	210	242	527
Equity income	119	140	268
Other	236	260	594
NON-OPERATING EXPENSES:			
Interest expense	272	325	620
Other	426	439	924
Ordinary income	5,625	8,209	15,507
EXTRAORDINARY GAINS:			
Gain on sales of fixed assets	12	8	95
Gain on sales of investment in securities	72	136	156
Gain on the return of the entrusted government's portion of the welfare pension	-	-	610
Other	13	16	72
EXTRAORDINARY LOSSES:			
Loss on sales and disposal of fixed assets	248	289	441
Loss on sales of investment in securities	-	159	159
Write-down of investment in securities	-	-	13
Other	379	470	943
Net income before income taxes and minority interests	5,095	7,451	14,883
Income taxes	2,305	3,615	5,175
Income taxes deferred	110	(23)	1,650
Minority interests	451	381	1,050
Net income	2,227	3,478	7,006

Q.P. CORPORATION

Consolidated Statements of Surplus

(Millions of yen)

	Interim period ended May 31, 2005	Interim period ended May 31, 2004	Year ended November 30, 2004
CAPITALSURPLUS:			
CAPITAL SURPLUS AT BEGINNING OF THE YEAR	29,418	29,418	29,418
CAPITAL SURPLUS AT END OF THE INTERIM PERIOD, OR YEAR	29,418	29,418	29,418
EARNEDSURPLUS:			
EARNED SURPLUS AT BEGINNING OF THE YEAR	75,985	70,833	70,833
INCREASE OF EARNED SURPLUS:			
Net income	2,227	3,478	7,006
Gain resulting from merger of consolidated subsidiary	-	85	85
Increase of earned surplus	2,227	3,564	7,092
DECREASE OF EARNED SURPLUS:			
Cash dividends	1,072	919	1,838
Directors' and corporate auditors' bonuses	87	100	100
Decrease of earned surplus	1,160	1,020	1,939
EARNED SURPLUS AT END OF THE INTERIM PERIOD, OR YEAR	77,053	73,377	75,985

Q.P. CORPORATION

Consolidated Statements of Cash Flows

(Millions of yen)

	Interim period ended May 31, 2005	Interim period ended May 31, 2004	Year ended November 30, 2004
I . CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income before income taxes and minority interests	5,095	7,451	14,883
Adjustment to reconcile net income before income taxes and minority interests to net cash provided by (used in) operating activities:			
Depreciation and amortization	5,916	6,014	12,614
Amortization of consolidation adjustment accounts	15	15	32
Equity income	(119)	(140)	(268)
Write-down of investment in securities	-	-	13
Write-down of golf course memberships	58	3	4
Decrease in reserve for retirement benefits	(1,765)	(1,483)	(4,242)
Decrease in reserve for directors' and corporate auditors' retirement pay	(587)	(154)	(11)
Increase (decrease) in reserve for sales rebates	284	961	(158)
Increase (decrease) in reserve for bonuses	667	547	(228)
Increase in allowance for doubtful accounts	60	9	42
Interest income and dividend receivable	(210)	(242)	(527)
Interest expense	272	325	620
(Gain) loss on sales of investment in securities	(72)	22	3
Loss on sales and disposal of fixed assets	235	281	346
(Increase) decrease in notes and accounts receivable	(5,520)	1,636	5,758
Increase in inventories	(2,013)	(649)	(769)
Increase (decrease) in notes and accounts payable	2,681	(108)	(1,782)
Decrease in accounts payable-other	(1,416)	(3,128)	(3,308)
Increase (decrease) in accrued consumption taxes	16	(873)	(771)
Decrease in accrued expenses	(1,655)	(1,300)	-
Directors' and corporate auditors' bonuses paid	(87)	(100)	(100)
Directors' and corporate auditors' bonuses payment charged to minority shareholders	(29)	(34)	(34)
Other	1,541	1,119	107
Sub total	3,367	10,171	22,223
Interest income and dividends received	281	176	1,032
Interest paid	(168)	(326)	(622)
Income taxes paid	(2,467)	(2,637)	(5,255)
Net cash provided by operating activities	1,012	7,383	17,377

	Interim period ended May 31, 2005	Interim period ended May 31, 2004	Year ended November 30, 2004
II. CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of securities	(13)	(13)	(27)
Sales of securities	13	13	42
Purchase of tangible fixed assets	(4,793)	(6,195)	(12,601)
Purchase of intangible fixed assets	(287)	(509)	(1,082)
Purchase of investment in securities	(305)	(1,059)	(2,157)
Sales of investment in securities	112	831	1,827
Loans receivable made	(1,563)	(656)	(799)
Collection of loans receivable	1,057	1,032	1,139
Disbursements for deposit money in bank	(209)	(149)	(3,036)
Withdrawal of time deposits	292	2,085	2,690
Other	(1,067)	(344)	1,200
Net cash used in investing activities	(6,764)	(4,965)	(12,806)
III. CASH FLOWS FROM FINANCING ACTIVITIES			
Borrowing of short-term loans	31,937	44,411	62,063
Repayment of short-term loans	(30,028)	(46,412)	(66,678)
Borrowing of long-term loans	300	1,295	4,663
Repayment of long-term loans	(1,962)	(3,492)	(5,868)
Redemption of bonds	-	(1,000)	(1,300)
Paid in from minority shareholders	-	-	971
Cash dividends paid	(1,072)	(919)	(1,838)
Cash dividends paid to minority shareholders	(101)	(76)	(114)
Repurchase of treasury stock	(188)	(3)	(7)
Net cash used in financing activities	(1,116)	(6,196)	(8,109)
IV. EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(22)	(88)	(6)
V. INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(6,890)	(3,866)	(3,545)
VI. CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	16,451	19,868	19,868
VII. INCREASE IN CASH AND CASH EQUIVALENTS RESULTING FROM MERGER OF CONSOLIDATED SUBSIDIARY	-	128	128
VIII. CASH AND CASH EQUIVALENTS AT END OF THE INTERIM PERIOD, OR YEAR	9,560	16,130	16,451

BASIS OF PREPARATIONS FOR INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Figures of amounts are described by discarding fractions less than one million yen.

(1) CONSOLIDATED SUBSIDIARIES

The Company dissolved Aid Co., Ltd.. Thereby, consolidated subsidiaries comprise forty-three companies in the current interim period.

The significant consolidated subsidiaries are K.R.S. Corporation, Q.P. Egg Corporation, Deria Foods Co., Ltd., Kanae Foods Co., Ltd. and Zenno Q.P. Egg Station Co., Ltd..

Non-consolidated subsidiaries comprise seventeen companies.

The significant non-consolidated subsidiaries are Kyuso Management Corporation ,whose name is changed intoKyuso L-Plan Corporation and Osaka San-ei Logistics Corporation. These companies are excluded from consolidation, by reason that their total amounts of assets, sales, net income (equal to the equity share), and earned surplus (equal to the equity share) have no significant effect on the total consolidated amounts of assets, sales, net income, and earned surplus.

(2) APPLICATION OF THE EQUITY METHOD

The equity method is applied to the investments in five affiliated companies including To Solutions Co., Ltd. The significant companies are Aohata Corporation and Summit Oil Mill Co., Ltd.. The investments in seventeen non-consolidated subsidiaries including Kyuso L-Plan Corporation and in eight affiliated companies including Thai Q.P. Co., Ltd. not to be accounted for by the equity method, are stated at cost, by reason that the amounts calculated by the application of the equity method have no significant effect on the total consolidated net income and earned surplus.

(3) INTERIM CLOSING DATE OF CONSOLIDATED SUBSIDIARIES

The interim closing date of the Company and K.R.S. Corporation is May 31, Beijing Q.P. Foods Co., Ltd. and Hangzhou Q.P. Foods Co., Ltd. is June 30, and the others is March 31. The subsidiaries with the closing date of June 30 are consolidated based on their temporary financial statements of May 31. The subsidiaries with the closing date of March 31 are consolidated based on the financial statements of their balance sheet date and significant transactions resulting from difference of closing date are reflected in the interim consolidated financial statements.

(4) ACCOUNTING POLICIES

a. Valuation basis and valuation methods for significant assets

Securities

1. Held-to-maturity bonds are stated at amortized cost. Discounts and premiums are amortized by the straight-line method.
2. Stocks of subsidiaries and stocks of affiliated companies excluded from application of the equity method are stated at moving average cost.
3. Other securities with fair value are stated at fair value based on market price at the closing date. Valuation differences comprise shareholders' equity as unrealized valuation gain (loss) on other securities. When sold, cost of sales is determined by the moving average method.
   Other securities with no fair value are stated at moving average cost.

Derivative financial instruments

Derivative financial instruments are stated at fair value.

Hedge accounting is adopted for derivative financial instruments which conform to the requirements of hedge accounting.

Inventories

Products, purchased goods, raw materials, supplies, and work in progress are principally stated at monthly moving average cost.

Some joint products are stated at retail periodic average cost.

b. Depreciation for significant depreciable assets

Tangible fixed assets

Tangible fixed assets are depreciated by the declining balance method except for the following assets.

Buildings (except for equipment fixed inside buildings) acquired on and after April 1, 1998, are depreciated by the straight-line method.

The same basis with the Corporation Tax Law is adopted for useful life and scrap value.

Intangible fixed assets

Intangible fixed assets are depreciated by the straight-line method.

The same basis with the Corporation Tax Law is adopted for useful life.

Computer software purchased for internal use is amortized as no scrap value by the straight-line method for five years based on the estimated useful life for internal use.

Long-term prepaid expenses

Long-term prepaid expenses are amortized by the straight-line method.

c. Accounting standards for significant reserves

Allowance for doubtful accounts

Allowance for doubtful accounts is provided for on the amounts calculated by an estimated uncollectible rate to general credits in consideration of the past actual bad debt losses, plus on the estimated uncollectible amounts in consideration of the possibility of collection to specific credits of apprehension credits of bad debt, etc.

Reserve for sales rebates

Reserve for sales rebates is based on a proportion to sales on an accrual basis.

Reserve for bonuses

Reserve for bonuses is based on the specific computation period.

Reserve for retirement benefits

Reserve for retirement benefits is provided for at the necessary amounts on an accrual basis at end of the current interim period based on the estimated retirement benefit obligations and pension fund assets at end of the current fiscal year.

Some consolidated subsidiaries adopt other method than the above.

As to the effects of the amendments on the application of the new accounting standards for retirement benefits, the consolidated subsidiaries K.R.S Corporation which is registered on First Section of

Tokyo Stock Exchange and Y.M. Kyuso Corporation amortize equally over five years and account for it as an extraordinary loss and the Company and other consolidated subsidiaries amortized fully when incurred.

Prior service liabilities are amortized by the straight-line method over twelve years except for K.R.S Corporation (from ten to thirteen years) based on the average remaining employees' service year, and their amortizations start in the respective accrual years.

Actuarial gains or losses are amortized by the straight-line method over twelve years except for K.R.S Corporation (from ten to thirteen years) based on the average remaining employees' service years, and their amortizations will start in the next year of the respective accrual years.
Retirement benefits systems of the Company and subsidiaries consist of a defined benefit pension plan (Fund type and Bylaw type) and a retirement lump-sum grants system.

Reserve for directors' and corporate auditors' retirement pay
The Company and consolidated subsidiaries provide a reserve for directors' and corporate auditors' retirement pay at 100% of estimated amounts payable at end of the current interim period according to each company's bylaw.

d. Deferred assets
Bond discounts and business commence costs are deferred and amortized by the straight-line method. The amortization period of bond discounts is seven years, and that of business commence costs is five years, maximum amortization period regulated by the Commercial Code Enforcement Regulation.

e. Accounting for significant lease transactions
Finance lease transactions other than those which are deemed to transfer the ownership of leased assets to lessees, are accounted for by the same method as that applied to ordinary operating leases.

f. Significant hedge accounting
1. Deferral hedge is adopted in hedge accounting.
   Designation transactions are applied to debts and credits in foreign currency which conform to the requirements of hedge accounting.
2. Hedge instruments are forward exchange contracts.
3. Hedge items are purchase transactions in foreign currencies.
4. The Company enters into forward exchange contracts to hedge risks from fluctuation in foreign exchange rate and never makes use of them for the purpose of speculative transactions.
5. Assessment of the effectiveness of hedge accounting
   Control procedures of hedge transactions are executed according to each company's bylaw. The effectiveness of the hedge is measured by comparing movements in the fair value of hedge items with those of hedge instruments. Hedge transactions are strictly controlled, analyzed, and assessed.

g. Accounting for consumption taxes
Consumption taxes are recorded in separate accounts.

h. Tax effect accounting

The Company and some consolidated subsidiaries adopt a tax effect accounting, a so called the simple method that those companies use the effective tax rate gotten by dividing yearly estimated tax expenses by yearly estimated net income before taxes and calculate by multiplying interim net income before taxes by the above tax rate, as a result, tax expenses calculated like that composed of tax expenses for tax purpose and tax adjustment amount on the tax effect accounting.

The consolidated subsidiaries excluding the above adopt the general rule which distinguish between tax expenses for tax purpose and tax adjustment amounts.

(5) CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash in hand, bank deposits which can be withdrawn freely, and short-term investments which can be easily converted into money, have an original maturity of three months or less and are not exposed to significant valuation risks.

(Additional information)

Representation on the statement of income regarding an external tax (say the external standard taxation) levied on added value amounts and capital amounts composing corporate enterprise tax

The law for revision of a part of the local tax law (law No 9 of 2004) was promulgated on March 31, 2003, and the external standard taxation system levied on the external of enterprise was enforced from the fiscal year beginning April 1, 2004.

Thereby, tax levied on the external standard is included in selling, general and administrative expenses from the current interim consolidated fiscal year in accordance with "Practical guidance for representation on statement of income regarding a tax levied on the external standard"(Practical report No 12 issued by Accounting Standards Board of Japan).

As a result, selling, general and administrative expenses increased by ¥ 156 million and operating income, ordinary income and net income before income taxes and minority interests decreased by the same amounts respectively.

The effect on the segment information resulting from this application is reported in Segment Information.

NOTES TO CONSOLIDATED BALANCE SHEETS

	Millions of yen		
	May 31, 2005	May 31, 2004	November 30, 2004
(1) Contingent liabilities (guarantees)	811	1,205	1,072
(2) Treasury stock	2,524,085 shares	2,308,840 shares	2,313,776 shares
(Including treasury stock for stock option granted)	(1,111,000 shares)	(1,114,000 shares)	(1,111,000 shares)
(3) Pledged and secured assets and secured debts			
Pledged assets			
Time deposits	107	150	150
Accounts receivable and inventories	-	371	-
Tangible fixed assets	12,693	13,265	12,757
Total	12,800	13,787	12,907
Secured debts			
Accounts payable	-	36	34
Short-term loans payable	2,690	2,892	2,541
Long-term loans payable	3,504	4,685	3,837
Bonds	200	300	200
Other (Current liabilities)	12	-	-
Other (Long-term liabilities)	99	-	-
Total	6,507	7,915	6,612

NOTES TO CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen		
	May 31, 2005	May 31, 2004	November 30, 2004
Research and development costs included in general and administrative expenses	1,395	1,302	2,755

NOTES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash and cash equivalents comprise as follows:

	Millions of yen		
	May 31, 2005	May 31, 2004	November 30, 2004
Cash and deposits	9,650	16,645	17,097
(Deduction)			
Time deposits with maturity over three months	(89)	(515)	(646)
Cash and cash equivalents	9,560	16,130	16,451

LEASE TRANSACTIONS

(1) Finance lease transactions other than those which are deemed to transfer the ownership of leased assets to lessees

Interim period ended May 31, 2005

a. Estimated acquisition cost, accumulated depreciation and estimated value of lease properties

(Millions of yen)

	Estimated acquisition cost	Accumulated depreciation	Estimated value
Machinery, equipment and transportation equipment	14,791	6,834	7,957
Tangible fixed assets-Other	8,863	4,039	4,824
Computer software	168	101	66
Total	23,824	10,975	12,849

b. Future lease payments

Due within one year	¥ 3,929 million
Due over one year	¥ 9,138 million
Total	¥ 13,068 million

c. Lease payments, depreciation and estimated interest expense

Lease payments	¥ 2,726 million
Depreciation expense	¥ 2,555 million
Estimated interest expense	¥ 153 million

d. Method of depreciation

Depreciation expense is calculated by the straight-line method by considering lease period to be useful life and scrap value to be zero.

e. Calculation method of estimated interest expense

Interest which is separated from the aggregate lease amounts, is calculated as the difference between the aggregate lease amounts on contracts and the presumed costs considered to be acquired by lesser. Such calculated interest is allocated to the respective fiscal years by the interest-method.

Interim period ended May 31, 2004

a. Estimated acquisition cost, accumulated depreciation and estimated value of lease properties

(Millions of yen)

	Estimated acquisition cost	Accumulated depreciation	Estimated value
Machinery, equipment and transportation equipment	12,006	5,371	6,634
Tangible fixed assets-Other	6,848	3,606	3,241
Computer software	231	135	96
Total	19,086	9,113	9,973

b. Future lease payments

Due within one year	¥ 3,429 million
Due over one year	¥ 6,481 million
Total	¥ 9,910 million

c. Lease payments, depreciation and estimated interest expense

Lease payments	¥ 1,971 million
Depreciation expense	¥ 1,860 million
Estimated interest expense	¥ 114 million

d. Method of depreciation

Depreciation expense is calculated by the straight-line method by considering lease period to be useful life and scrap value to be zero.

e. Calculation method of estimated interest expense

Interest which is separated from the aggregate lease amounts, is calculated as the difference between the aggregate lease amounts on contracts and the presumed costs considered to be acquired by lesser. Such calculated interest is allocated to the respective fiscal years by the interest-method.

Year ended November 30, 2004

a. Estimated acquisition cost, accumulated depreciation and estimated value of lease properties

(Millions of yen)

	Estimated acquisition cost	Accumulated depreciation	Estimated value
Machinery, equipment and transportation equipment	13,448	5,743	7,704
Tangible fixed assets-Other	8,851	4,279	4,572
Computer software	199	128	70
Total	22,498	10,151	12,347

b. Future lease payments

Due within one year	¥ 4,003 million
Due over one year	¥ 8,923 million
Total	¥ 12,926 million

c. Lease payments, depreciation and estimated interest expense

Lease payments	¥ 4,175 million
Depreciation expense	¥ 3,916 million
Estimated interest expense	¥ 255 million

d. Method of depreciation

Depreciation expense is calculated by the straight-line method by considering lease period to be useful life and scrap value to be zero.

e. Calculation method of estimated interest expense

Interest which is separated from the aggregate lease amounts, is calculated as the difference between the aggregate lease amounts on contracts and the presumed costs considered to be acquired by lesser. Such calculated interest is allocated to the respective fiscal years by the interest-method.

(2) Operating lease transactions

Interim period ended May 31, 2005

Future lease payments

Due within one year	¥ 78 million
Due over one year	¥ 183 million
Total	¥ 262 million

Interim period ended May 31, 2004

Future lease payments

Due within one year	¥ 99 million
Due over one year	¥ 218 million
Total	¥ 318 million

Year ended November 30, 2004

Future lease payments

Due within one year	¥ 101 million
Due over one year	¥ 315 million
Total	¥ 417 million

SECURITIES

Interim period ended May 31, 2005

Securities

1. Held-to-maturity bonds with fair value

(Millions of yen)

Description	Book value	Fair value	Unrealized gain (loss)
(1) Other	2,000	1,862	(137)
Total	2,000	1,862	(137)

2. Other securities with fair value

(Millions of yen)

Description	Acquisition cost	Book value	Unrealized gain (loss)
(1) Stocks	8,832	12,904	4,072
(2) Bonds			
Other	394	399	4
(3) Other	42	47	4
Total	9,270	13,352	4,081

3. Principal securities with no fair value

(Millions of yen)

	Book value	Remarks
(1) Held-to-maturity bonds		
Domestic bonds of private placement	27	
(2) Other securities		
Unlisted stocks (except for over-the-counter securities)	2,904	

Interim period ended May 31, 2004

Securities

1. Other securities with fair value

(Millions of yen)

Description	Acquisition cost	Book value	Unrealized gain (loss)
(1) Stocks	8,781	12,129	3,347
(2) Bonds			
Bonds	381	391	9
(3) Other	63	67	4
Total	9,226	12,588	3,362

2. Principal securities with no fair value

(Millions of yen)

	Book value	Remarks
(1) Held-to-maturity bonds		
Unlisted foreign bonds	1,000	
Domestic bonds of private placement	13	
Other	27	
(2) Other securities		
Unlisted stocks (except for over-the-counter securities)	3,108	
Other	15	

Year ended November 30, 2004

Securities

1. Held-to-maturity bonds with fair value

(Millions of yen)

Description	Book value	Fair value	Unrealized gain (loss)
(1) Other	2,000	1,904	(95)
Total	2,000	1,904	(95)

2. Other securities with fair value

(Millions of yen)

Description	Acquisition cost	Book value	Unrealized gain (loss)
(1) Stocks	8,582	11,668	3,086
(2) Bonds			
Bonds	388	397	8
(3) Other	42	44	1
Total	9,014	12,110	3,096

(Note) The Company wrote down by ¥ 13 million against securities with a remarkable decline in the value of investment.

3. Principal securities with no fair value

(Millions of yen)

	Book value	Remarks
(1) Held-to-maturity bonds		
Domestic bonds of private placement	27	
(2) Other securities		
Unlisted stocks (except for over-the-counter securities)	3,095	

DERIVATIVE FINANCIAL TRANSACTIONS

1.Interest rate swap agreements

(Millions of yen)

Classification	Description	May 31, 2005			May 31, 2004			November 30, 2004		
		Contract amount	Fair value	Unrealized gain(loss)	Contract amount	Fair value	Unrealized gain(loss)	Contract amount	Fair value	Unrealized gain(loss)
Non-market transactions	Interest rate swap Floating rate receipt, fixed rate payment	100	(0)	(0)	1,100	(9)	(9)	100	(1)	(1)
Total		100	(0)	(0)	1,100	(9)	(9)	100	(1)	(1)

(Notes)

1. Fair value is based on the price quoted by Financial Institutions.
2. Derivative financial transactions for which hedge accounting is applied, are excluded from the above table.

SEGMENT INFORMATION

(1) Segment information of business line

(Millions of yen)

	Foodstuffs	Distribution	Total	Elimination and/or addition	Consolidated
Interim period ended May 31, 2005					
Sales					
(1) Sales to customers	182,340	42,959	225,300	-	225,300
(2) Internal sales or transfers to/from segments	4	11,993	11,997	(11,997)	-
Total	182,344	54,953	237,297	(11,997)	225,300
Operating expenses	175,747	53,028	228,775	(9,232)	219,542
Operating income	6,597	1,924	8,522	(2,764)	5,757

(Millions of yen)

	Foodstuffs	Distribution	Total	Elimination and/or addition	Consolidated
Interim period ended May 31, 2004					
Sales					
(1) Sales to customers	165,361	40,427	205,789	-	205,789
(2) Internal sales or transfers to/from segments	1	11,912	11,913	(11,913)	-
Total	165,363	52,339	217,703	(11,913)	205,789
Operating expenses	156,328	50,276	206,605	(9,146)	197,459
Operating income	9,034	2,063	11,097	(2,767)	8,330

(Millions of yen)

	Foodstuffs	Distribution	Total	Elimination and/or addition	Consolidated
Year ended November 30, 2004					
Sales					
(1) Sales to customers	340,713	83,014	423,727	-	423,727
(2) Internal sales or transfers to/from segments	15	23,915	23,930	(23,930)	-
Total	340,728	106,929	447,658	(23,930)	423,727
Operating expenses	324,034	102,529	426,564	(18,498)	408,065
Operating income	16,694	4,399	21,094	(5,431)	15,662

(Notes)

a. Methods determining business segments

Business segments are classified based on business line.

b. Main products of each business segment

Business segment	Main Products
Foodstuffs	Mayonnaise and dressings, Fruit applications and cooked foods, Egg products, Healthcare products, Vegetables and salads
Distribution	Storage and transportation

c. Operating expenses unable to be allocated to segments, mainly belong to general control division in the head office of the Company and consolidated subsidiary K. System Co., Ltd.

Those amounts included in Elimination and/or addition on the column of the above table, are ¥ 2,882 million, ¥ 2,880 million, and ¥ 5,673 million for the interim period ended May 31, 2005 and 2004 and for the year ended November 30, 2004, respectively.

d. Additional information

Representation on the statement of income regarding an external tax (say the external standard taxation) levied on added value amounts and capital amounts composing corporate enterprise tax

The law for revision of a part of the local tax law (law No 9 of 2004) was promulgated on March 31, 2003, and the external standard taxation system levied on the external of enterprise was enforced from the fiscal year beginning April 1, 2004.

Thereby, tax levied on the external standard is included in selling, general and administrative expenses from the current interim consolidated fiscal year in accordance with "Practical guidance for representation on statement of income regarding a tax levied on the external standard"(Practical report No 12 issued by Accounting Standards Board of Japan).

As a result, operating expenses in the Foodstuffs business increased by ¥ 31 million and operating income decreased by the same amounts, and operating expenses in the Distribution business increased by ¥ 24 million and operating income decreased by the same amounts.

Operating expenses that cannot be allocated to particular segments, increased by ¥ 99 million.

(2) Geographical business

Segment information of the geographical business is not disclosed since the proportion of domestic sales in the interim period ended May 31, 2005 and 2004 and for the year ended November 30, 2004, exceeds 90% to the total amount of segment sales, respectively.

(3) Overseas sales amounts

Segment information of overseas sales amounts is not disclosed since the overseas sales amounts in the interim period ended May 31, 2005 and 2004 and for the year ended November 30, 2004, is less than 10% of consolidated sales, respectively.

PRODUCTION, PRODUCTION BUSINESS UNDER CONTRACT RECEIVED, AND SALES

1.Production results

(Millions of yen)

Business segment	Interim period ended May 31, 2005	
		Year on year percentage change
Foodstuffs	109,815	111.8%
Total	109,815	111.8%

(Notes) 1. Production activity is not conducted in Distribution business.

2. Consumption taxes are not included in the above table.

2.Purchasing results

(Millions of yen)

Business segment	Interim period ended May 31, 2005	
		Year on year percentage change
Foodstuffs	27,600	102.9%
Distribution	3,266	118.4%
Total	30,867	104.4%

(Note) Consumption taxes are not included in the above table.

3.Production business under contract received

The company and subsidiaries do not conduct production business under contract received.

4.Sales results

(Millions of yen)

Business segment	Line of products	Interim period ended May 31, 2005	Interim period ended May 31, 2004	Year ended November 30,2004
Foodstuffs	Mayonnaise and dressings	57,813	56,295	111,558
	Fruit applications and cooked foods	25,015	25,377	50,675
	Egg products	45,914	33,760	76,214
	Healthcare products	6,757	7,829	14,291
	Vegetables and salads	46,839	42,098	87,974
	Sub-total	182,340	165,361	340,713
Distribution	Storage and transportation	42,959	40,427	83,014
Total		225,300	205,789	423,727

(Notes) 1. Consumption taxes are not included in the above figure.

2. Sales results represent the sales to outside customers.

Q.P. CORPORATION

BRIEFING OF THE ACCOUNT

(NON-CONSOLIDATION)

FOR THE INTERIM PERIOD ENDED MAY 31, 2005

(Translation)

July 11, 2005

BRIEFING OF THE ACCOUNT (NON-CONSOLIDATED)
FOR THE INTERIM PERIOD ENDED MAY 31, 2005

Listed corporate name:	KEWPIE KABUSHIKI-KAISHA
English corporate name:	Q.P. Corporation
Security code number:	2809
URL:	http://www.kewpie.co.jp/english/
Listed exchange:	Tokyo Stock Exchange
Location of head office:	4-13, Shibuya 1-chome, Shibuya-ku, Tokyo
Name and title of representative:	Yutaka Suzuki President and Representative Director
Contact for inquiries:	Katsuhiko Sasaki Director and General Manager of Administration Division Tel. +81-3-3486-3331
Board of directors held for the interim closing:	July 11, 2005

The Company makes interim dividends.

Beginning date on payment of interim dividend:	August 8, 2005

The unit of shares for one vote is 100 shares.

1. Business results for the interim period ended May 31, 2005 (From December 1, 2004 to May 31, 2005):

(1) Operating results

	Interim period ended May 31, 2005	Interim period ended May 31, 2004	Year ended November 30, 2004
Net sales	¥115,830 million (-1.3%)	¥117,345 million (-13.2%)	¥230,110million
Operating income	¥3,416million (-26.0%)	¥4,619million (-22.7%)	¥7,273million
Ordinary income	¥3,639million (-25.9%)	¥4,913million (-26.2%)	¥7,663 million
Net income	¥2,084million (-22.2%)	¥2,679million (-20.3%)	¥4,529million
Net income per share	¥13.62	¥17.49	¥29.27

(Notes)

1. Weighted average number of shares	153,025,638 shares	153,206,187 shares	153,204,360shares
2. Changes in accounting principles in the current interim period	None		

3. The percentage (%) of Net sales, Operating income, Ordinary income and Net income is year to year percentage change.

(2) Dividend per share

	Interim period ended May 31, 2005	Interim period ended May 31, 2004	Year ended November 30, 2004
Interim dividend	¥6.50	¥6.00	-
Annual dividend	-	-	¥13.00

(3) Financial conditions

	Interim period ended May 31, 2005	Interim period ended May 31, 2004	Year ended November 30, 2004
Total assets	¥ 192,012 million	¥ 188,790 million	¥ 188,772 million
Shareholders' equity	¥ 116,331 million	¥ 114,202 million	¥ 115,012 million
Equity ratio	60.6%	60.5%	60.9%
Shareholders' equity per share	¥ 760.39	¥ 745.43	¥ 750.44
(Notes)			
1. Number of outstanding shares	152,989,863 shares	153,205,129 shares	153,200,172 shares
2. Number of treasury stock	2,474,652 shares	2,259,386 shares	2,264,343 shares

2. Estimate of operating results for the fiscal year ending November 30, 2005 (From December 1, 2004 to November 30, 2005):

	Year ending November 30, 2005
Net sales	¥ 233,900 million
Ordinary income	¥ 6,860 million
Net income	¥ 3,820 million
Dividend per share for the year	¥ 6.50
(at end of the year)	¥ 13.00
(Reference) Estimate of yearly net income per share	¥ 24.97

Figures of amounts are described by discarding fractions less than one million yen.

The above estimate information is reported based on available information and uncertain factors which may have an effect on the future operating results, and the estimate of operating results may differ significantly from the actual operating results due to uncertain various factors.

Q.P. CORPORATION

Non-Consolidated Balance Sheets

(Millions of yen)

ASSETS	May 31, 2005	May 31, 2004	November 30, 2004
CURRENT ASSETS:			
Cash and deposits	6,358	8,074	10,832
Notes	943	756	663
Accounts receivable	40,017	40,792	35,395
Inventories	9,578	8,108	8,135
Short-term loans receivable	26,740	25,369	25,568
Deferred tax assets	660	901	660
Other	2,460	2,091	3,386
Allowance for doubtful accounts	(224)	(215)	(212)
Total current assets	86,537	85,879	84,430
FIXED ASSETS:			
Tangible fixed assets			
Buildings	23,980	24,747	24,630
Machinery and equipment	16,220	16,190	16,881
Land	15,822	15,822	15,822
Construction in progress	1,071	2,326	1,314
Other	2,521	2,602	2,600
Total tangible fixed assets	59,617	61,689	61,249
Intangible fixed assets	1,402	1,453	1,533
Investments and other assets			
Investment in securities	15,350	13,904	14,379
Stocks of subsidiaries and affiliated companies	19,324	19,505	19,258
Prepaid pension costs	5,127	2,194	3,834
Other	5,331	4,673	4,701
Allowance for doubtful accounts	(677)	(508)	(613)
Total investments and other assets	44,456	39,768	41,559
Total fixed assets	105,475	102,911	104,342
Total assets	192,012	188,790	188,772

LIABILITIES AND SHAREHOLDERS' EQUITY	May 31, 2005	May 31, 2004	November 30, 2004
CURRENT LIABILITIES:			
Accounts payable	24,167	24,211	22,206
Short-term loans payable	6,027	5,199	4,905
Current portion of convertible bonds	18,629	-	18,629
Accounts payable-other	7,042	9,441	8,075
Accrued income taxes	1,451	1,819	474
Reserve for sales rebates	1,253	2,088	968
Reserve for bonuses	831	950	245
Other	2,860	1,999	3,942
Total current liabilities	62,262	45,710	59,447
LONG-TERM LIABILITIES:			
Convertible bonds	-	18,629	-
Long-term loans payable	4,444	1,708	4,576
Reserve for directors' and corporate auditors' retirement pay	399	882	948
Deferred tax liabilities	2,229	884	1,859
Other	6,345	6,773	6,929
Total long-term liabilities	13,418	28,877	14,312
Total liabilities	75,681	74,587	73,760
SHAREHOLDERS' EQUITY:			
Capital stock	24,104	24,104	24,104
Capital surplus	29,418	29,418	29,418
Capital surplus reserve	29,418	29,418	29,418
Earned surplus	63,266	61,369	62,299
Earned surplus reserve	3,115	3,115	3,115
Voluntary retained earnings	56,915	54,447	54,447
Unappropriated retained earnings	3,235	3,806	4,736
Unrealized valuation gain on other securities – net	2,024	1,600	1,484
Treasury stock	(2,483)	(2,290)	(2,294)
Total shareholders' equity	116,331	114,202	115,012
Total liabilities and shareholders' equity	192,012	188,790	188,772

Q.P. Corporation

Non-Consolidated Statements of Income

(Millions of yen)

	Interim period ended May 31, 2005	Interim period ended May 31, 2004	Year ended November 30, 2004
NET SALES	115,830	117,345	230,110
COST OF SALES	80,237	79,949	158,229
Gross profit	35,593	37,395	71,880
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	32,177	32,776	64,607
Operating income	3,416	4,619	7,273
NON-OPERATING INCOME:			
Interest income and dividend receivable	451	556	861
Other	117	88	224
NON-OPERATING EXPENSES:			
Interest expense	138	144	279
Other	207	206	416
Ordinary income	3,639	4,913	7,663
EXTRAORDINARY GAINS:			
Gain on sales of investment in securities	-	136	153
Gain on sales of stocks of subsidiaries and affiliated companies	-	19	409
Gain on the return of the entrusted government's portion of the welfare pension	-	-	412
Other	0	3	34
EXTRAORDINARY LOSSES:			
Loss on disposal of fixed assets	182	188	295
Loss on sales of stocks of subsidiaries and affiliated companies	-	152	152
Other	167	275	537
Net income before income taxes	3,290	4,457	7,689
Income taxes	1,206	1,777	1,805
Income taxes deferred	-	-	1,354
Net income	2,084	2,679	4,529
Retained earnings at beginning of the year	1,151	1,126	1,126
Interim dividends	-	-	919
Unappropriated retained earnings	3,235	3,806	4,736

1. SIGNIFICANT ACCOUNTING POLICIES

Figures of amounts are described by discarding fractions less than one million yen.

a. Valuation basis and valuation methods for significant assets

Securities

1. Stocks of subsidiaries and affiliated companies are stated at moving average cost.
2. Other securities with fair value are stated at fair value based on market price at the closing date. Valuation differences comprise shareholders' equity as unrealized valuation gain (loss) on other securities. When sold, cost of sales is determined by the moving average method.

   Other securities with no fair value are stated at moving average cost.

Derivative financial instruments

Derivative financial instruments are stated at fair value.

Hedge accounting is adopted for derivative financial instruments which conform to the requirements of hedge accounting.

Inventories

Products, purchased goods, raw materials, supplies, and work in progress are principally stated at monthly moving average cost.

Some joint products are stated at retail periodic average cost.

b. Depreciation of fixed assets

Tangible fixed assets

Tangible fixed assets are depreciated by the declining balance method except for the following assets.

Buildings (except for equipment fixed inside buildings) acquired on and after April 1, 1998, are depreciated by the straight-line method.

The same basis with the Corporation Tax Law is adopted for useful life and scrap value.

Intangible fixed assets

Intangible fixed assets are depreciated by the straight-line method.

The same basis with the Corporation Tax Law is adopted for useful life.

Computer software purchased for internal use is amortized as no scrap value by the straight-line method for five years based on the estimated useful life for internal use.

Long-term prepaid expenses

Long-term prepaid expenses are amortized by the straight-line method.

c. Accounting standards for reserves

Allowance for doubtful accounts

Allowance for doubtful accounts is provided for on the amounts calculated by an estimated uncollectible rate to general credits in consideration of the past actual bad debt losses, plus on the estimated uncollectible amounts in consideration of the possibility of collection to specific credits of apprehension credits of bad debt, etc.

Reserve for sales rebates

Reserve for sales rebates is based on a proportion to sales on an accrual basis.

Reserve for bonuses

Reserve for bonuses is based on the specific computation period.

Reserve for retirement benefits

Reserve for retirement benefits is provided for at the necessary amounts on an accrual basis at end of the current interim period based on the estimated retirement benefit obligations and pension fund assets at end of the current fiscal year.

Prior service liabilities are amortized by the straight-line method over a certain period twelve years within an average remaining service period of employees, and their amortization starts in the respective accrual years.

Actuarial gains or losses are amortized by the straight-line method over twelve years based on the average remaining employees' service years, and their amortizations will start in the next year of the respective accrual years.

As the pension funds assets exceeded retirement benefit obligations in the current interim period, its excess amounts were accounted for as prepaid pension costs in investments and other assets.

Retirement benefit systems of the Company consist of a defined benefit pension plan (Fund type and Bylaw type).

Reserve for directors' and corporate auditors' retirement pay

The Company provides a reserve for directors' and corporate auditors' retirement pay at 100% of estimated amounts payable at end of the current interim period according to the Company's bylaw.

d. Accounting for lease transactions

Finance lease transactions other than those which are deemed to transfer the ownership of leased assets to lessees, are accounted for by the same method as that applied to ordinary operating leases.

e. Hedge accounting

1. Deferral hedge is adopted in hedge accounting.

Designation transactions are applied to debts and credits in foreign currency which conform to the requirements of hedge accounting.

2. Hedge instruments are forward exchange contracts.

3. Hedge items are purchase transactions in foreign currencies.

4. The Company enters into forward exchange contracts to hedge risks from fluctuation in foreign exchange rate and never makes use of them for the purpose of speculative transactions.

5. Assessment of the effectiveness of hedge accounting

   Control procedures of hedge transactions are executed according to the Company's bylaw. The effectiveness of the hedge is measured by comparing movements in the fair value of hedge items with those of hedge instruments. Hedge transactions are strictly controlled, analyzed, and assessed.

f. Accounting for consumption tax

Consumption taxes are recorded in separate accounts.

g. Tax effect accounting

The Company adopts a tax effect accounting, a so called the simple method that the company used the effective tax rate gotten by dividing yearly estimated tax expenses by yearly estimated net income before taxes and calculated by multiplying interim net income before taxes by the above tax rate, as a result, tax adjustment amounts calculated like that are included in income taxes.

(Additional information)

Representation on the statement of income regarding an external tax (say the external standard taxation) levied on added value amounts and capital amounts composing corporate enterprise tax

The law for revision of a part of the local tax law (law No 9 of 2004) was promulgated on March 31, 2003, and the external standard taxation system levied on the external of enterprise was enforced from the fiscal year beginning April 1, 2004.

Thereby, tax levied on the external standard is included in selling, general and administrative expenses from the current interim fiscal year in accordance with "Practical guidance for representation on statement of income regarding a tax levied on the external standard"(Practical report No 12 issued by Accounting Standards Board of Japan).

As a result, selling, general and administrative expenses increased by ¥ 99 million and operating income, ordinary income and net income before income taxes decreased by the same amount.

NOTES TO BALANCE SHEETS

	Millions of yen		
	May 31, 2005	May 31, 2004	November 30, 2004
(1) Accumulated depreciation of tangible fixed assets	93,682	88,673	91,594
(2) Contingent liabilities (guarantees)	2,904	2,763	2,907
(3) Treasury stock	2,483	2,290	2,294
(Including treasury stock for stock option granted)	(2,474,652 shares)	(2,259,386 shares)	(2,264,343 shares)

NOTES TO STATEMENTS OF INCOME

	Millions of yen		
	Interim period ended May 31, 2005	Interim period ended May 31, 2004	Year ended November 30, 2004
Depreciation expense			
Tangible fixed assets	3,090	3,099	6,613
Intangible fixed assets	267	246	500
Long-term prepaid expenses	113	137	257

LEASE TRANSACTIONS

(1) Finance lease transactions other than those which are deemed to transfer the ownership of leased assets to lessees

Interim period ended May 31, 2005

a. Estimated acquisition cost, accumulated depreciation and estimated value of lease properties

(Millions of yen)

	Estimated acquisition cost	Accumulated depreciation	Estimated value
Tools, furniture and fixtures	1,412	820	592
Auto and transportation equipment	737	449	288
Computer software	136	85	50
Machinery equipment	310	137	173
Total	2,597	1,492	1,104

b. Future lease payments

Due within one year	¥ 550 million
Due over one year	¥ 569 million
Total	¥ 1,119 million

c. Lease payments, depreciation and estimated interest expense

Lease payments	¥ 358 million
Depreciation expense	¥ 346 million
Estimated interest expense	¥ 11 million

d. Method of depreciation

Depreciation expense is calculated by the straight-line method by considering lease period to be useful life and scrap value to be zero.

e. Calculation method of estimated interest expense

Interest which is separated from the aggregate lease amounts, is calculated as the difference between the aggregate lease amounts on contracts and the presumed costs considered to be acquired by lesser. Such calculated interest is allocated to the respective fiscal years by the interest-method.

Interim period ended May 31, 2004

a. Estimated acquisition cost, accumulated depreciation and estimated value of lease properties

(Millions of yen)

	Estimated acquisition cost	Accumulated depreciation	Estimated value
Tools, furniture and fixtures	1,419	846	573
Auto and transportation equipment	859	500	358
Computer software	158	92	66
Total	2,437	1,439	998

b. Future lease payments

Due within one year	¥ 523 million
Due over one year	¥ 486 million
Total	¥ 1,009 million

c. Lease payments, depreciation and estimated interest expense

Lease payments	¥ 343 million
Depreciation expense	¥ 333 million
Estimated interest expense	¥ 9 million

d. Method of depreciation

Depreciation expense is calculated by the straight-line method by considering lease period to be useful life and scrap value to be zero.

e. Calculation method of estimated interest expense

Interest which is separated from the aggregate lease amounts, is calculated as the difference between the aggregate lease amounts on contracts and the presumed costs considered to be acquired by lesser. Such calculated interest is allocated to the respective fiscal years by the interest-method.

Year ended November 30, 2004

a. Estimated acquisition cost, accumulated depreciation and estimated value of lease properties

(Millions of yen)

	Estimated acquisition cost	Accumulated depreciation	Estimated value
Tools, furniture and fixtures	1,668	1,137	530
Auto and transportation equipment	1,071	644	427
Computer software	162	106	55
Machinery equipment	213	111	101
Total	3,115	2,000	1,115

b. Future lease payments

Due within one year	¥ 571 million
Due over one year	¥ 559 million
Total	¥ 1,131 million

c. Lease payments, depreciation and estimated interest expense

Lease payments	¥ 736 million
Depreciation expense	¥ 710 million
Estimated interest expense	¥ 23 million

d. Method of depreciation

Depreciation expense is calculated by the straight-line method by considering lease period to be useful life and scrap value to be zero.

e. The calculation method of estimated interest expense

Interest which is separated from the aggregate lease amounts, is calculated as the difference between the aggregate lease amounts on contracts and the presumed costs considered to be acquired by lesser. Such calculated interest is allocated to the respective fiscal years by the interest-method.

SECURITIES

Stocks of subsidiaries and affiliated companies with fair value

Interim period ended May 31, 2005

(Millions of yen)

Description	Book value	Fair value	Unrealized gain (loss)
Stocks of subsidiaries	3,472	8,845	5,372
Stocks of affiliated companies	290	1,511	1,220
Total	3,763	10,356	6,593

Interim period ended May 31, 2004

(Millions of yen)

Description	Book value	Fair value	Unrealized gain (loss)
Stocks of subsidiaries	3,719	12,249	8,529
Stocks of affiliated companies	290	1,305	1,015
Total	4,009	13,554	9,545

Year ended November 30, 2004

(Millions of yen)

Description	Book value	Fair value	Unrealized gain (loss)
Stocks of subsidiaries	3,472	8,467	4,995
Stocks of affiliated companies	290	1,338	1,047
Total	3,763	9,806	6,043

SIGNIFICANT SUBSEQUENT EVENT

None

Q. P. CORPORATION

Supplementary Data for The Brief Note of The Account

for The Interim Period Ended May 31, 2005

(Notes)

Figures less than units indicated are rounded off, except for section 6.

The estimate information in this data is reported based on available information and uncertain factors which may have an effect on the future operating results.

As a result, the estimate of operating results may differ significantly from the actual operating results due to uncertain various factors.

1. Sales - Results And Estimates

(Consolidation)

(Billions of yen)

	1st Half of FY2003	1st Half of FY2004	1st Half of FY2005	FY2004	FY2005 Estimate
Mayonnaise and dressings	55.9	56.3	57.8	111.6	115.6
Mayonnaise	30.0	29.1	28.9	56.6	57.5
Dressings	25.9	27.2	28.9	55.0	58.1
Fruit applications and cooked foods	26.3	25.4	25.0	50.7	50.3
Egg products	41.5	33.8	45.9	76.2	91.1
Egg material products	26.7	19.6	32.3	47.5	62.3
Processed egg products	9.5	9.4	9.0	18.0	18.5
Fine chemical	2.6	2.7	2.9	5.8	6.0
Other	2.7	2.1	1.7	4.9	4.3
Healthcare products	6.3	7.8	6.8	14.3	15.2
Baby foods	2.6	2.4	2.5	5.0	5.2
Health foods	2.9	3.3	2.9	6.2	6.3
Nursing care foods	0.2	0.1	0.3	0.5	0.7
Other	0.6	2.0	1.1	2.6	3.0
Vegetables and salads	48.5	42.1	46.8	88.0	96.6
Prepared food and salads	16.2	14.7	13.6	29.1	29.0
Cut vegetables	2.2	2.3	3.0	5.1	6.3
CVS vendors	10.2	11.4	16.6	25.7	34.5
Other	19.9	13.7	13.6	28.1	26.8
Distribution systems	39.4	40.4	43.0	83.0	86.2
Total	217.9	205.8	225.3	423.7	455.0

(Q. P. Corporation)

(Billions of yen)

	1st Half of FY2003	1st Half of FY2004	1st Half of FY2005	FY2004	FY2005 Estimate
Mayonnaise and dressings	50.5	50.4	51.3	98.5	102.5
Fruit applications and cooked foods	26.0	24.4	23.5	47.5	46.2
Egg products	38.4	21.2	22.4	43.7	44.8
Healthcare products	6.3	7.8	6.8	14.3	15.2
Vegetables and salads	12.3	11.8	10.2	22.5	21.6
Rental of facilities	1.6	1.8	1.8	3.6	3.6
Total	135.1	117.3	115.8	230.1	233.9

Mayonnaise and Dressings Sales Condition by Market Type (Q. P. Corporation)

		1st Half of FY2003	1st Half of FY2004	1st Half of FY2005
Home-use	Volume (1000t)	66	66	65
	Amount (¥ bn)	33.3	33.3	33.6
Commercial-use	Volume (1000t)	45	44	44
	Amount (¥ bn)	15.2	15.0	15.6

2. Marginal Income *1 - Results And Estimates

(Billions of yen)

	1st Half of FY2003	1st Half of FY2004	1st Half of FY2005	FY2004	FY2005 Estimate
Core business *2	14.7	14.2	14.3	25.9	26.7
Egg products	5.2	5.5	3.2	10.6	8.8
Healthcare products	1.0	1.0	1.0	2.2	2.3
Vegetables and salads	2.4	1.8	1.9	4.2	4.9
Distribution systems	3.1	3.3	3.2	7.0	6.4
Total	26.4	25.8	23.6	49.9	49.1

(Notes)

*1.Marginal income is income after subtracting sales promotion expense, warehousing and carrying charge and other direct sales costs from gross profit on sales.

*2. Core business consists of Mayonnaise and dressings and Fruit applications and cooked foods.

3. Administrative Expenses - Results And Estimates

(Consolidation)

(Billions of yen)

	1st Half of FY2003	1st Half of FY2004	1st Half of FY2005	FY2004	FY2005 Estimate
Sale promotion expense	10.6	11.3	10.4	22.4	21.4
Advertising expense	4.5	4.7	4.8	9.0	9.4
Warehousing and carrying charge	12.3	11.9	12.9	24.5	25.9
Labor expense	9.3	9.9	9.9	19.4	19.8
R&D expense	1.3	1.3	1.4	2.8	3.0

(Q. P. Corporation)

(Billions of yen)

	1st Half of FY2003	1st Half of FY2004	1st Half of FY2005	FY2004	FY2005 Estimate
Sale promotion expense	10.1	10.7	10.0	21.6	20.6
Advertising expense	4.5	4.6	4.7	8.6	9.0
Warehousing and carrying charge	8.8	6.0	6.0	11.9	12.3
Labor expense	6.0	5.9	5.8	11.2	11.6
R&D expense	1.2	1.0	1.1	2.2	2.4

4. Changes in consolidated balance sheets

(Billions of yen)

	Nov. 30, 2004	May 31, 2005	Increase (Decrease)	Description of principal change	
(Assets)					
Current assets	104.2	103.9	(0.3)	Decrease in cash and deposits	(7.4)
				Increase in notes and accounts receivable	+5.5
				Increase in inventories	+2.0
Fixed assets					
Tangible and intangible fixed assets	121.4	120.1	(1.2)	Increase in purchase	+5.0
				Decrease in depreciation	(5.9)
Investments and other assets					
Investment in securities	20.3	21.6	+1.3	Rise in stock prices	+1.3
Other	14.5	18.0	+3.5	Increase in prepaid pension costs	+2.1
(Liabilities)					
Interest-bearing debt	42.8	43.0	+0.2		
Current liabilities (except for interest-bearing debt)	68.8	69.6	+0.8	Increase in accounts payable	+2.7
				Decrease in accrued payables	(1.7)
Long-term liabilities (except for interest-bearing debt)	7.2	7.5	+0.3	Decrease in reserve for directors' and corporate auditors' retirement pay	(0.6)
				Increase in reserve for retirement benefits	+0.4
(Shareholders' equity)					
	126.8	128.0	+1.2	Increase in earned surplus	+1.1
				Increase in valuation gain on other securities	+0.6
				Purchase of treasury stock	(0.2)

5. Capital Investments And Depreciation Expense - Results And Estimates

(Consolidation)

(Billions of yen)

	1st Half of FY2003	1st Half of FY2004	1st Half of FY2005	FY2004	FY2005 Estimate
Capital Investments	7.6	7.4	5.0	13.8	11.3
Depreciation Expense	6.1	6.0	5.9	12.6	12.4

6. Principal management index

(Consolidation)

		1st Half of FY2003	1st Half of FY2004	1st Half of FY2005	FY2003	FY2004
Net sales	(millions of yen)	217,928	205,789	225,300	437,032	423,727
Year-to-year percentage change	(%)	2.1	(5.6)	9.5	0.6	(3.0)
Operating income	(millions of yen)	9,646	8,330	5,757	18,255	15,662
Year-to-year percentage change	(%)	1.0	(13.6)	(30.9)	(1.8)	(14.2)
Operating income to sales	(%)	4.4	4.0	2.6	4.2	3.7
Ordinary income	(millions of yen)	9,416	8,209	5,625	17,532	15,507
Ordinary income to sales	(%)	4.3	4.0	2.5	4.0	3.7
Net income	(millions of yen)	3,753	3,478	2,227	8,675	7,006
Net income ratio	(%)	1.7	1.7	1.0	2.0	1.7
Shareholders' equity	(millions of yen)	116,825	123,885	128,008	120,504	126,768
Total assets	(millions of yen)	269,210	260,734	265,125	269,559	262,122
Equity ratio	(%)	43.4	47.5	48.3	44.7	48.4
Shareholders' equity per share	(yen)	762.51	808.89	836.99	786.15	827.17
Net income per share-primary	(yen)	24.50	22.71	14.56	56.08	45.18
Net income per share-diluted	(yen)	22.56	20.93	13.54	51.53	41.63
Return on equity	(%)	3.3	2.8	1.7	7.4	5.7
Ordinary income on to total assets	(%)	3.5	3.1	2.1	6.5	5.8
Net cash provided by operating activities	(millions of yen)	5,026	7,383	1,012	18,550	17,377
Net cash used in investing activities	(millions of yen)	(7,350)	(4,965)	(6,764)	(13,419)	(12,806)
Net cash provided by or used in financing activities	(millions of yen)	832	(6,196)	(1,116)	(2,116)	(8,109)
Free cash flow	(millions of yen)	(2,324)	2,418	(5,751)	5,131	4,571
Free cash flow per share	(yen)	(15.18)	15.79	(37.60)	33.50	29.85
Cash and cash equivalents	(millions of yen)	15,440	16,130	9,560	19,868	16,451
Interest-bearing debt	(millions of yen)	52,031	44,627	42,977	49,910	42,787
Number of regular full-time employees and average number of temporary employees (in parentheses)		8,624 (8,651)	8,192 (7,832)	8,582 (8,275)	8,109 (7,913)	8,529 (8,483)

(Note)

Consumption taxes are not included in net sales.

(Q. P. Corporation)

		1st Half of FY2003	1st Half of FY2004	1st Half of FY2005	FY2003	FY2004
Net sales	(millions of yen)	135,145	117,345	115,830	268,958	230,110
Year-to-year percentage change	(%)	0.6	(13.2)	(1.3)	(0.8)	(14.4)
Operating income	(millions of yen)	5,972	4,619	3,416	10,617	7,273
Year-to-year percentage change	(%)	(1.3)	(22.7)	(26.0)	1.5	(31.5)
Operating income to sales	(%)	4.4	4.0	2.9	4.0	3.1
Ordinary income	(millions of yen)	6,658	4,913	3,639	11,248	7,663
Ordinary income to sales	(%)	4.9	4.2	3.1	4.2	3.3
Net income	(millions of yen)	3,362	2,679	2,084	6,805	4,529
Net income ratio	(%)	2.5	2.3	1.8	2.5	1.9
Capital stock	(millions of yen)	24,104	24,104	24,104	24,104	24,104
Total number of outstanding shares		155,464,515	155,464,515	155,464,515	155,464,515	155,464,515
Shareholders' equity	(millions of yen)	108,481	114,202	116,331	111,395	115,012
Total assets	(millions of yen)	188,401	188,790	192,012	190,335	188,772
Equity ratio	(%)	57.6	60.5	60.6	58.5	60.9
Shareholders' equity per share	(yen)	708.05	745.43	760.39	726.74	750.44
Year dividend per share, and interim dividend per share	(yen)	6.00	6.00	6.50	12.00	13.00
Net income per share-primary	(yen)	21.95	17.49	13.62	44.08	29.27
Net income per share-diluted	(yen)	20.24	16.20	12.69	40.64	27.21
Return on equity	(%)	3.1	2.4	1.8	6.3	4.0
Ordinary income to total assets	(%)	3.6	2.6	1.9	6.0	4.0
Number of regular full-time employees and average number of temporary employees (in parentheses)		2,341 (820)	2,222 (930)	2,497 (983)	2,118 (921)	2,374 (1,110)
Stock price	(yen)	981	904	945	869	902

(Notes)

1. Consumption taxes are not included in net sales.
2. The decrease in sales for the yearly or interim term ended November 2004 is principally attributable to the transfer of sales department of egg materials to a consolidated subsidiary Q.P. Egg Corporation.
3. The per-share dividend for the term ended November 2004 includes ¥ 1 special commemorative dividend in celebration of the 85th anniversary of the Company's establishment.